



INVEST IN **BLUE & YELLOW PROJECT**

A continentally crafted apparel company that is for the conscious citizen. Blue & Yellow make green

blueandyellowproject.com Oakland, CA

Female Founder | Retail | Brick & Mortar | Fashion | Sustainability

Highlights

1. Crafted premium apparel made from upcycled materials, transforming waste into everyday staples.
2. Every piece crafted in North America in small batches for quality and transparency.
3. Our T-shirt uses only 8 gallons of water, compared to the industry's 700+ gallons.
4. Founders bring 60+ years of combined retail and apparel experience.
5. Vertically integrated Oakland space supports sales, fulfillment, and operations.
6. Established B2B partnerships with universities, eco-conscious brands, and artists.
7. Proven North America recycled supply chain ready to scale sustainably.
8. Positioned in the $13B sustainable apparel market with proven concept and growth potential.

Featured Investor

Justin Gleason
Syndicate Lead

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Invested $7,500

"I truly believe in Blue & Yellow's mission and love the recycled and upcycled products they've been creating. I've known Ronnie for over 10 years—he's got the drive, creativity, and experience to turn this company into something special. I'm excited to support the team and invest at this early stage, and I

look forward to seeing them grow into a great company with a dynamic multi-tiered approach to the apparel business that is anchored to sustainability."

Our Team



Chris Silverman CEO

Chris brings 39 years in apparel and footwear with leadership at Chrome, Mossimo, Gap, and Levi's. Passionate about sustainability, he leverages deep industry ties to drive North American crafted apparel forward.



Ronnie Hart COO

Ronnie brings 30 years of retail leadership. Leading brands like Urban Outfitters, Chrome Industries, and American Giant. He is passionate about the customer journey through brick and mortar and ecommerce retail experience.



Ezra Berman CFO

Ezra is a seasoned entrepreneur with success in food, beverage, and apparel consulting. Committed to socially responsible business, he drives Blue & Yellow's mission to merge sustainability with profitability.



Jennifer Kelley Founder

Jennifer is the lead designer and creative director. With over 15 years of experience shaping creative and color direction for brands like The North Face, Deckers Brand and Limited Brands, she brings a thoughtful balance of creativity and purpose to B&Y.



Michael Seville Founder

Creating an apparel business that was sustainable was originally Michael's brainchild. With a a background in labor law, Michael not only brings legal expertise but also a fundamental understanding and belief in doing things the right way.

Repurposed & Recycled. Responsible Apparel.

OUR MISSION

We turn recycled and reused fabrics into premium, sustainable apparel. From production in North America to our shipping practices, every step is designed to minimize environmental impact.

The sustainable fashion market is rapidly growing, and Blue & Yellow Project has proven its concept with a strong supply chain and scalable operations. We grow through retail, e-commerce, and strategic partnerships with like-minded, eco-conscious brands.

We are raising funds to expand our product line, scale operations, and accelerate growth, giving investors the chance to join a brand that combines style, sustainability, and measurable impact.



Recycled & Respun Collection

How our core, perennial recycled cotton classics are Consciously Crafted.

A Fabrics are Sorted by Color Raw Fiber is Respun into Yarn with Recycled Plastic Fibers New Recycled Fabrics are Cut and Sewn into B&Y Products









1. Textile Waste is Collected from Factories
3. Fabrics and Old Garments are Shredded into Raw Cotton Fiber

52% + 48%

5. Recycled Yarn is Knit into New Fabric

Recycled & Respun Collection

Our core, perennial recycled cotton classics.

Muir Fleece Crewneck Sweatshirt

Not Pictured: Aluminio and Confetti

Black | Merino | Zinc Vigore

Muir Fleece Pullover

Not Pictured: Merino and Zinc Vigore

Aluminio | Black | Confetti

Recycled & Respun Collection

Our core, perennial recycled cotton classics.

Muir Shortsleeve Crewneck Tee

Not Pictured: Anil, Merino and Moss

Aluminio | Black | White

Muir Fleece Joggers

Aluminio | Black | Merino

Muir Crew Socks

Aluminio | Blue | Blue Jean

Linen | Radish | Flame

Rescued & Revived Collection

Our motivation and why we craft our deadstock line.

5%	25%	$100b	$120b	87%	26.4t
of Landfill Waste is Textiles	of All Toxic Chemicals Used are from The Textile Industry	of Fabric Goes to Waste Each Year	of Deadstock Fabric Sits in Warehouses	of Clothing Fiber Ends Up Incinerated or in Landfills	Gallons of Water are Used Annually by The Textile Industry

Rescued & Revived Collection

Our pioneering deadstock line.

Tomales Canvas Chore Coat

Not Pictured: Coal Grey, Navy and Salt & Pepper





Brown
Charcoal
Olive
Tomales Canvas 5 Pocket Pant
Stinson Twill Jogger
Navy
Olive
Khaki
Navy
©BLUE & YELLOW | COMPANY OVERVIEW 2025
B&Y

Rescued & Revived Collection
Our pioneering deadstock line.
Tomales Canvas Coverall
Cool Grey
Light Olive
Navy
©BLUE & YELLOW | COMPANY OVERVIEW 2025
B&Y

STRATEGY

Launched in 2021, Blue & Yellow Project entered the market to test our product, build a reliable supply chain, and remain agile. Today, with an established retail location that doubles as our "3PL," we operate with low overhead with a burn rate around $13,000 per month. Our focus now is scaling.

We are raising $350,000 through Wefunder as well as private placements to expand our product line, extend runway, and further solidify the profitability of our retail and e-commerce operations. Additional revenue will be reinvested to accelerate growth and reach more eco-conscious customers.

With a strong foundation and a growing customer base, Blue & Yellow Project is poised for its next stage of growth. Our expansion strategy emphasizes sustainability, brand awareness, and financial prudence, staying true to our mission while maximizing profitability.

We invite investors to join us in shaping the future of sustainable fashion.

4009 Piedmont, Oakland

Our first retail location opened in December 2024 as a two-month pop up that has turned into our new permanent home base. Even with almost no marketing (or even signage) we were embraced by the neighborhood and started fast, with 65k sales in our first full month. With robust sales, we worked through inventory in all categories both male and female and across styles.

We are looking to grow sales throughout the year with ambitions to build in-store sales to over $1mm.


With a large basement, this space also serves as an ecommerce fulfillment center, as well as some small office space which we all call home.
©BLUE & YELLOW | COMPANY OVERVIEW 2025
B&Y


Pop-Up Strategy
In February 2025, Blue & Yellow launched a successful pop-up storefront inside Laughing Man Coffee, the Tribeca café founded by Hugh Jackman. The location sees 800–1,500 daily visitors, each spending an average of 6–8 minutes in line, providing prime exposure for our brand.
The pop-up successfully increased brand awareness, drove new online customers, and grew our social media following. Like all our pop-ups, Laughing Man served as a test market for future pop-ups and potential long-term locations in New York.
Blue&Yellow
Anymore Sustainable and You'd Be Nude.

REVENUE CHANNELS

Brick & Mortar Retail

1. **Currently:** Operating at 4009 Piedmont
2. **Goal:** Grow sales at 4009 Piedmont to over $1M
3. **Strategy:** Use pop-ups to test new markets before committing to permanent locations
4. **Long-Term Vision:** Open a second full-time retail location in 2026–2027

E-Commerce

1. **Currently:** Operated from 4009 Piedmont, fulfilled in-house
2. **Goal:** Scale online sales while keeping advertising costs low
3. **Strategy:** Drive traffic through walk-ins, strategic email, and text campaigns
4. **Long-Term Vision:** Explore 3PL solutions to support growing demand

B2B / Private Label

1. **Currently:** Serving environmentally conscious brands and artists, including UC Santa Cruz and Waterkeeper Alliance (1% For the Planet partners)
2. **Goal:** Expand high-volume, recurring orders to new eco-conscious brands
3. **Strategy:** Offer private-label apparel with competitive pricing and sustainable sourcing
4. **Long-Term Vision:** Enter a low-competition business sector and establish a strong B2B market presence



3-Year Projections

	2026	2027	2028
Revenue - Retail	$800,000	$2,000,000	$2,200,000
Revenue - Pop-Ups	$75,000	$125,000	$137,500
Revenue - Ecommerce	$75,000	$250,000	$275,000
Revenue - B2B/Private Label	$475,000	$500,000	$550,000
Total Revenue	**$1,425,000**	**$2,875,000**	**$3,162,500**
Cost of Goods Sold - Retail	$264,000	$660,000	$726,000
Costs of Goods Sold - Pop-Ups	$24,750	$41,250	$45,375
Costs of Goods Sold - Ecommerce	$24,750	$82,500	$90,750
Cost of Goods Sold - B2B	$285,000	$300,000	$330,000
Packaging & Shipping	$18,810	$47,025	$51,728
Total Costs of Goods Sold	**$617,310**	**$1,130,775**	**$1,243,853**
Gross Profit	**$807,690**	**$1,744,225**	**$1,918,648**
	56.68%	60.67%	60.67%







Sales & Marketing	$26,593	$55,093	$59,901
Office & Warehouse	$86,700	$154,700	$167,806
Payroll & Wages	$342,138	$762,063	$825,004
General & Administrative	$38,200	$56,050	$57,282
Total Expenses	**$493,631**	**$1,027,906**	**$1,109,992**
Net Profit	**$314,060**	**$716,319**	**$808,655**
	22.04%	24.92%	25.57%

*More details available upon request

©BLUE & YELLOW | COMPANY OVERVIEW 2025

Forward-looking projections are not guaranteed.

Investor Opportunities

A **SAFE (Simple Agreement for Future Equity)** is a simple and widely used way to invest in early-stage companies. By investing in the **Blue & Yellow Project** now, you're getting in early at a discounted rate, with your investment converting into shares later as we grow. It's a unique opportunity to support our mission from the ground up and be part of our journey from the very beginning.

In addition, you will receive the following perks and rewards:

Investment Amount	Perks & Rewards
$250	Receive a $25 Gift Card + Future Equity
$500	Receive a $50 Gift Card + Future Equity
$1,000	Receive a $100 Gift Card + Unlimited 15% off + Future Equity
$2,500	Receive a $250 Gift Card + Unlimited 20% off + Future Equity
$5,000	Receive a $350 Gift Card + Unlimited 25% off + Future Equity
Over $5,000	Custom investment opportunites available outside the campaign (Contact us directly at ezra@blueandyellowproject.com)

©BLUE & YELLOW | COMPANY OVERVIEW 2025

We hope you will join us on this journey. Together, we can build a more sustainable future.